Exhibit 99.1

SPI Energy Announces Full Repayment of Convertible Promissory Note

SANTA CLARA, CA / April 1, 2021 -- SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced that it has fully paid in cash US$13.4 million owed under the Convertible Promissory Note issued to Union Sky Holding Group Limited (“Union Sky”) by the Company in December 2014 (the "CB"). As a result, the CB is now terminated, and the Company has no further obligations thereunder.

In December 2014, the Company entered into the convertible promissory note purchase agreement with Union Sky Holding Group Limited (“Union Sky”), whereby the Company agreed to sell and issue to Union Sky convertible promissory note in an aggregate principal amount of $20 million bearing no interest. As announced, several amendments were made and on October 8, 2020, the Company entered into an amendment agreement with respect to the CB with Magical Glaze Limited (”MGL”), a company under common control of Union Sky. Under the terms of the agreement, the repayment was split into two tranches, with the first tranche of US$6.6 million paid on October 8, 2020. Upon the Company’s repayment of the second US$13.4 million tranche, the CB was terminated.

Xiaofeng Peng, Chairman and CEO of SPI Energy, commented, “With the recent closing of our registered direct offering, we have greatly improved our balance sheet and working capital position. Immediately eliminating the convertible debenture in its entirety removes a large liability on our balance sheet and prevents new potentially onerous penalty and security provisions. We are thrilled to have eliminated this risk for our shareholders."

"Repayment of these debentures fulfills one important objective in our go-forward plan and, importantly, allows SPI to be well-positioned to enact its new growth strategy in a self-sustainable manner."

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third-party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

SPI Energy Co., Ltd. Contact:

IR Department
ir@spigroups.com

Dave Gentry
RedChipCompanies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.